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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*
                                              --

                           SPINNAKER INDUSTRIES, INC.
                    ------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                    ------------------------------------------
                         (Title of Class of Securities)

                                  848926 20 0
                    ------------------------------------------
                                 (CUSIP Number)

                             December 31, 2000 (1)
                    ------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)

        [x] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (02-00)

CUSIP No. 232503 102

1. Names of Reporting Persons              tesa tape inc.
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    I.R.S. Identification Nos. of above persons (entities only)   22-1929329
                                                               -----------------

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2. Check the appropriate Box if a Member of a Group (See Instructions)

        (a)
            --------------------------------------------------------------------
        (b)
            --------------------------------------------------------------------

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3.      SEC Use Only
                      ----------------------------------------------------------

--------------------------------------------------------------------------------

4.      Citizenship or Place of Organization                      Delaware
                                               ---------------------------------

Number of             5. Sole Voting Power                        196,800 (1)(2)
                                           -------------------------------------
Shares Bene-

ficially              6. Shared Voting Power                      None
                                             -----------------------------------
Owned by

Each Reporting        7. Sole Dispositive Power                   196,800 (1)
                                                 -------------------------------
Person With:
                      8. Shared Dispositive Power                 None
                                                  ------------------------------


9. Aggregate Amount Beneficially Owned by Each Reporting Person   196,800 (1)
                                                               -----------------

--------------------------------------------------------------------------------


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
                      ----------------------------------------------------------

--------------------------------------------------------------------------------


11. Percent of Class Represented by Amount in Row (9)             5.2% (1)(2)
                                                      --------------------------

--------------------------------------------------------------------------------


12. Type of Reporting Person (See Instruction)                    CO
                                                --------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                                  Page 2 of 7


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                          INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
        SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to a Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)     The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.
        - Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(12) Type of Reporting Person - Please classify each "reporting person" according to the following breakdown (see item 3 of Schedule 13G) and place the appropriate symbol on the form:

                            Category                               Symbol
                      Broker Dealer                                   BD
                      Bank                                            BK
                      Insurance Company                               IC
                      Investment Company                              IV
                      Investment Adviser                              IA
                      Employee Benefit Plan, Pension Fund,
                          or Endowment Fund                           EP
                      Parent Holding Company/Control Person           HC
                      Savings Association                             SA
                      Church Plan                                     CP
                      Corporation                                     CO
                      Partnership                                     PN
                      Individual                                      IN
                      Other                                           OO

Notes:

        Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

        Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

        Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarify and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

        Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

        Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

        Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

        Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.



                              GENERAL INSTRUCTIONS


A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.
--------------------------------------------------------------------------------

ITEM 1.
          (a)  Name of Issuer                             Spinnaker Industries, Inc.
          (b)  Address of Issuer's Principal
               Executive Offices                          600 North Pearl Street
                                                          Suite 2160
                                                          Dallas, TX 75201
ITEM 2.
          (a)  Name of Person Filing                      tesa tape, inc.
          (b)  Address of Principal Business Office or,   6825 Carnegie Boulevard
               if none, Residence                         Charlotte, NC 28209

          (c)  Citizenship                                U.S.
          (d)  Title of Class of Securities               Common Stock
          (e)  CUSIP Number                               848928 20 0


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a)   [  ]   Broker or dealer registered under section 15 of the Act
                       (15 U.S.C. 780);
          (b)   [  ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                       78c);
          (c)   [  ]   Insurance company as defined in section 3(a)(19) of the
                       Act (15 U.S.C. 78c);
          (d)   [  ]   Investment company registered under section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8);
          (e)   [  ]   An investment adviser in accordance with Section
                       240.13d-1(b)(1)(ii)(E);
          (f)   [  ]   An employee benefit plan or endowment fund in accordance
                       with Section 240.13d-1(b)(1)(ii)(F);
          (g)   [  ]   A parent holding company or control person in accordance
                       with Section 240.13d-1(b)(1)(ii)(G);
          (h)   [  ]   A savings associations as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i)   [  ]   A church plan that is excluded from the definition of an
                       investment company under section 3(c)(14) of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j)   [  ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.        (a)  Amount beneficially owned:                          196,800(1)
          (b)  Percent of class:                                   5.2%(1)(2)
          (c)  Number of Shares as to which the person has:
               (i)   Sole power to vote or to direct the vote:     196,800(1)(2)
               (ii)  Shared power to vote or to direct the vote:   None
               (iii) Sole power to dispose or to direct the
                     disposition of:                               196,800(1)
               (iv)  Shared power to dispose or to direct the
                     disposition of:                               None


Instruction: For computation regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


ITEM 10. CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February 9, 2001

                                            tesa tape, inc.



                                            By          /s/Stephen B. Jones
                                               ----------------------------
                                            Name:  Stephen B. Jones
                                            Title: V.P. Finance & C.F.O.

Notes

(1) The reporting person acquired 200,000 shares of the Issuer's Common Stock as part of the purchase price of its Electrical Tape Business on July 30, 1998 in a transaction described in the Issuer's 1998 Form 10-K filed as of March 29, 1999 (the "1999 10-K"). The Issuer's Common Stock and Class A Common Stock enjoy the same rights and priorities upon liquidation or dissolution and vote together as one class on all matters except as otherwise provided by law, except each share of Common Stock held by the reporting person is entitled to 1/10 of one vote and each share of Class A Common Stock is entitled to 1 vote. Thus, the reporting person holds 2.7% of such common stock voting as a single class and 0.5% of the total voting control of the Issuer. The reporting party disclaims the existence of separate classes of common stock for purposes of Section 13 of the Exchange Act and disclaims beneficial ownership of more than five percent of such common stock of the Issuer.


(2) The Issuer's Common Stock and Class A Common Stock vote together as one class on all matters except as otherwise provided by law and the reporting person holds 0.5% of the total voting control of the Issuer. See Note 1.










572079.1


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